Range Capital Acquisition Corp.

44 Main Street

Cold Spring Harbor

NY 11724

December 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Range Capital Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

(File No. 333- 283518) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on December 19, 2024, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

RANGE CAPITAL ACQUISITION CORP.

By:	/s/ Tim Rotolo
Name: Tim Rotolo
Title: Chief Executive Officer and Chief Financial Officer